                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                        SEC File Number 1-9494

(Check One):      [ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

                  For Period Ended: January 31, 1997

                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________
_______________________________________________________________________________

PART I.  REGISTRANT INFORMATION

      TIFFANY & CO. EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
      -------------------------------------------------------------------
      Name of Registrant

      -------------------------------------------------------------------
      Former Name if Applicable

      727 FIFTH AVENUE
      -------------------------------------------------------------------
      Address of Principal Executive Office (Street and Number)

      NEW YORK, NEW YORK 10022
      -------------------------------------------------------------------
      City, State and Zip Code

PART II.  RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

      Registrant is unable to file its Report on Form 11-K with respect to the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") within the prescribed time period because the former Plan trustee, which was replaced during the subject plan year, failed to provide registrant, its accountants and the new plan trustee with certain required information for the filing on a timely basis.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      James N. Fernandez            (212)             605-4015
      ------------------------      ------------      ---------------------
      (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [ ] YES     [X] NO
------------------------------------------------------------------------------

      TIFFANY & CO. EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
                                 (Name of Plan)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


            Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan


                              s/s Stephen M. Salyk
                              ---------------------------------------
                              Stephen M. Salyk
                              Member of Plan Administrative Committee

Date: July 31, 1997
                                     - 2 -